Consent of McDaniel & Associates Consultants Ltd.

We consent to the incorporation by reference in this annual report on Form 40-F of Enterra Energy Trust, which is being filed with the United States Securities and Exchange Commission, of our reports entitled “Enterra Energy Corp., Evaluation of Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 31, 2006" and "Enterra Energy Corp., Evaluation of Oil & Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2006", dated February 20, 2007, evaluating reserves of Enterra Energy Corp. of December 31, 2006, included in the 2006 Annual Information Form of Enterra Energy Trust (the “AIF”), and to the references to our firm in the AIF.

We also consent to the incorporation by reference of references to our firm and of information derived from our reports entitled “Enterra Energy Corp., Evaluation of Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 31, 2006" and "Enterra Energy Corp., Evaluation of Oil & Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2006", both dated February 20, 2007 evaluating reserves of Enterra Energy Corp. of December 31, 2006, appearing in the annual report on Form 40-F of Enterra Energy Trust for the fiscal year ended December 31, 2006, into the registration statement on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by B. J. Wurster”

B. J. Wurster, P. Eng.

Calgary, Alberta Dated: April 19, 2007

2200, Bow Valley Square 3, 255 – 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744

www.mcdan.com